

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010   October 28, 2008

Mark Alsentzer
Chief Executive Officer
Pure Earth, Inc.
One Neshaminy Interplex
Suite 201
Trevose, Pennsylvania 19053

> **Re: Pure Earth, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed October 8, 2008**
> **File No. 000-53287**
>
> **Form 10-Q For The Period Ended June 30, 2008**
> **Filed October 8, 2008**
> **File No. 000-53287**

Dear Mr. Alsentzer:

  We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A Filed on October 8, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 51

1. We note that you must execute an amended lease with the lessor of the Lyndhurst property by October 10, 2008 to lock in the reduced rental rate for the remaining two years of the lease, otherwise the rental rate will revert to the original amount. Since this date has passed, please revise here and throughout the registration statement to describe the outcome of this situation.

<u>Liquidity and Capital Resources, page 85</u>

2. We have reviewed your response to comment 3 in our letter dated September 2, 2008 and note your basis as to why you believe that you are not required to classify your line of credit balance as a current liability. Please expand your disclosures to allow your readers to understand that your credit facility contains an acceleration clause and you maintain a lock-box arrangement and explain your conclusion as to why you believe that your entire outstanding line of credit balance should not be classified as a current liability.

<u>Form 10-Q For The Period Ended June 30, 2008</u>

<u>Controls and Procedures, page 79</u>

3. We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4. We note your statement that during the quarter ended June 30, 2008, there were no significant changes to your internal control over financial reporting. In future filings, please disclose <u>any</u> changes that you made during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Refer to Item 308T(b) of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Ryan Rohn at (202) 551-3739 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jeffrey M. Taylor
       Blank Rome LLP
       One Logan Square
       Philadelphia, Pennsylvania 19103